EASTMAIN RESOURCES INC.
4th Floor, 56 Temperance Street, Toronto, Ontario M5H 3V1
Tel: (416) 361-0737
Fax: (416) 361-0923

03 DEC -2 AM 7:21

November 20th, 2003

SUPPL

Re: Exemption #82-4421


03037860

Office of International Corporate Finance
SECURITIES & EXCHANGE COMMISSION
Room 3094 [3-6]
450 - 5 Street N. W.
Washington, D. C. 20549
U. S. A.

Attention: **Office of Applications and Report Services**

Dear Sirs:

Re: Annual and Special Meeting of Shareholders

Enclosed is a copy of the Notice of Record & Meeting Dates sent to the Canadian Depository for Securities Limited (CDS) with respect to the calling of an Annual and Special Meeting of Shareholders of the Corporation, for your files.

If you have any questions, please do not hesitate to contact the undersigned.

PROCESSED
DEC 15 2003
THOMSON FINANCIAL

Yours truly,

EASTMAIN RESOURCES INC.

Per: George A. Duguay

GAD/slg

encl.

CDS INC. A subsidiary of The Canadian Depository for Securities Limited

Notice of Record & Meeting Dates

New [X] Change [ ]

Issuer Name (maximum 30 characters)

English: EASTMAIN RESOURCES INC.

French:

Address: 4th Floor, 56 Temperance Street, Toronto, Ontario M5H 3V5

Telephone: 416-361-0737

Contact Name: George A. Duguay

Transfer Agent | CUID | Name: Equity Transfer Services Inc. | Telephone: 416-361-0930 Ex: 224

Address: #420-120 Adelaide St.W. Toronto, ON, M5H 4C3

E-mail Address:

Contact Name: Luisa Roberto

Proxy Type: [X] Management [ ] Dissenting

Meeting Type: [X] Annual [ ] General [X] Special [ ] Extraordinary

Material Distribution Type: [ ] Form C holders only [XX] All holders

Record Date: 2003 12 16 (yyyy mm dd)

Meeting Date: 2004 01 20 (yyyy mm dd)

Material Mail Date: 2003 12 17 (yyyy mm dd)

Payment for Publication [X] Payment enclosed [ ] To be invoiced *(Transfer Agents only)*

CDS INC.'s GST/HST Registration Number: 89297 1631 RT

[1]	# of publications at $93.00 per publication	$ 93.00
	Plus 7% GST	$ 6.51
	or 15% HST (*Nfld, NS, NB residents only*)	$ n/a
	Subtotal	$ 99.51
	Plus 7.5% QST (*Quebec residents only*)	$ n/a
	Total payment enclosed	$ 99.51

CDS INC.'s QST Registration Number: 1018767224

Authorized Signature for Invoicing (Transfer Agents only)
Note: *Not required for electronic submission.*

ISIN	Voting Status Y/N	Security Description
CA 227 43M 10 6 6	Y	common

Early Search (Determination of Intermediaries)

Send Early Search report to: [X] Transfer Agent [ ] Issuer [ ] Other *(statutory declaration required)*

Send via: [ ] Mail [ ] Courier *(collect)* [X] CDS Envelope System [ ] Fax #:

Proxy Related Material

Will be distributed by: [X] Transfer Agent [ ] Issuer [ ] Other

Holders of Record

Send Holders of Record and Omnibus Proxy to:

[X] Transfer Agent [ ] Issuer [ ] Other

Send via: [ ] Mail [ ] Courier [X] CDS Envelope System

This Notice and Request for services is authorized by:

[ ] Transfer Agent [X] Issuer [ ] Third Party _____ *Name of Requesting Party*

All services provided by CDS INC. hereunder are subject to the terms and conditions printed on the reverse of this form.



George A. Duguay — Title

Signature

November 24, 2003 — Date

CDSX166 (02/03) front